Exhibit 99.1

DRIVING OPPORTUNITY Q3 2015 Financial Results October 30, 2015

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," “foresee," “likely," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from these forward-looking statements.Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.’s results to differ materially from those described in the forward-looking statements can be found in the most recent MD&A and annual information form under the heading “Risk Factors”.Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. 2

Q3 2015 Review Joe Quarin President & CEO

Q3 2015 Highlights • Completed two acquisitions in the quarter and one on October 1, 2015. • • Total consideration of more than $100 million Largest of the three transactions is in South Carolina, a high growth market that fits operational strategy High-quality, well-maintained assets in attractive growth markets • • Solid organic growth driven by volume increase of 2.1% combined with higher price of 1.7%. • Volume and pricing driven by commercial collection business, in West and North regions • Adjusted EBITDA(A) increased in the North and East regions. • • Improvement in operating margins in these two regions Taking quick action in the West region to restore historically higher operating margins • Remain committed to delivering on the goals in the Company’s five-year Strategic Plan and creating value for shareholders. 4

Q3 2015 Review Kevin Walbridge Executive Vice President & COO

Q3 2015 Review Ian Kidson Executive Vice President & CFO

Q3 2015 Consolidated Revenues $U.S. (MM) • Total company revenue down 6.3%; up 0.3% on a constant currency basis. Revenue reflects FX drag of $34 million, impact of February 2015 divestiture of Long Island assets, and acquisitions completed in past year. $525 • $515 $505 $495 $485 $475 (1) 2014-Q3 Revenue (as reported) Organic & Acquisition Growth 2015-Q3 Revenue at constant FX (1) FX 2015-Q3 Revenue (as reported) (1) Foreign currency exchange (“FX”) 7 $521$2$523$(34) $489 0.3% (6.6%)

Revenue Growth Components (1) Price reflects organic average price change, net of rollbacks and excludes fuel surcharges (2) Presented at FX parity 8 Q3 2015 Components of Revenue Growth (Decline)(2) CANU.S.Company Price(1) Fuel Surcharges Recycling and Other Total Price Growth (Decline) Volume Growth Total Organic Revenue Growth Net Acquisitions Total Growth (Decline) Excluding FX FX Total Decline Including FX 2.1%1.4% 1.7% (1.7%)(0.9%)(1.2%) 0.5%(0.9%)(0.3%) 0.9%(0.4%)0.2% 1.5%2.4%2.1% 2.4%2.0%2.3% -(3.0%)(2.0%) 2.4%(1.0%)0.3% (6.6%) (6.3%)

By Segment(D) Reported $U.S. (MM) Revenue • Consolidated revenues grew $2MM Q /Q, excluding the FX impact. $521 • Revenues in the North segment grew C$5MM Q /Q. Revenues in our West segment improved approximately $17M Q /Q largely due to acquisitions. $489 • • Revenues in our East segment were down about $21M Q /Q mainly due to the sale of assets. Q3 2014 Q3 2015 total revenues Q3 2014 Q3 2015 East (1) North West (1) Canadian revenue converted to U.S. dollars applying exchange rates of $0.9180 and $0.7637 for the Q3/14 and Q3/15 periods, respectively. (D) Please refer to the explanation on slide 32. 9 As a percentage of North 38.2% 34.8% West 29.6% 35.1% East 32.2% 30.1% Total 100.0% 100.0% $168 $147 $154 $172 $199 $170

Expenses(C)(D) Operating $U.S. (MM) • $332 Operating expenses declined by $24MM Q /Q; net of FX, operating expenses decreased by approximately $5MM. North segment’s operating costs were principally flat Q /Q . In the West segment, the increase of $14MM largely reflects acquisition, organic growth, and higher labor and repair and maintenance costs. East segment operating costs were lower by $19MM Q /Q primarily due to the divesture of certain operations. • • • Q3 2014 Q3 2015 East North West (C) and (D) Please refer to the explanation on slide 32. 10 $116 $308 $97 $101 $115 $115 $96

Adjusted Selling, General and Administration SG&A”)(1) (C) (D) Expenses $U.S. (MM) (“Adjusted • Adjusted SG&A(1) increased Q /Q by $4MM to $53MM in Q3/15. Excluding the impact of FX, adjusted SG&A(1) increased by $8MM Q /Q mainly due to higher salaries. As a percentage of revenue, adjusted SG&A(1) was 10.9% versus 9.4% in the same period last year. The most significant contribution to this change was lower performance based compensation recoveries, coupled with lower current quarter revenues from net divestitures, lower fuel surcharges and lower commodity revenues. $53 • • Q3 2014 Q3 2015 Corporate North West East (1) Please refer to page 28 which outlines the types of expenses excluded from selling, general and administration expense as reported (C) and (D) Please refer to the explanation on slide 32. 11 $49 $11 $8 $14 $14 $16 $13 $14 $12

Adjusted Earnings Before Interest, Tax, Depreciation EBITDA(A) (D)”) and Amortization $U.S. (MM) (“Adjusted $140 • Q3 2015 consolidated adjusted EBITDA(A) decreased Q /Q by $13MM to $127MM. On a constant currency basis, adjusted EBITDA(A) was $138MM, a decline of 1.3% Q /Q. Adjusted EBITDA(A) margins for the consolidated company were 26.0% in Q3/15 vs. 26.8% in Q3/14. • • Q3 2014 Q3 2015 Corporate North West East (A) Please refer to the definition and explanation of (A) on slide 28. (D) Please refer to the explanation on slide 32. 12 Adjusted EBITDA(A) MarginsQ3 2014Q3 2015 North 35.5% 36.7% West25.9%23.3% East22.3%24.6% Company 26.8%26.0% $37 $127 $36 $40 $40 $71 $62 ($8) ($11)

Amortization • On a consolidated basis, amortization expense declined approximately 7.2% Q /Q. When FX is excluded amortization expense decreased by approximately 1.4%. • As a percentage of reported revenues, amortization expense decreased to 13.7% in Q3 2015, compared to 13.9% in Q3 2014. 13

Long-Term Debt and Interest Expense $U.S. (MM) • • • Interest expense was $13MM in Q3 2015 Total long-term debt is $1.50B at September 30, 2015 vs. $1.58B at June 30, 2015 Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 3.03x compared with 3.12x as at June 30, 2015 Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x • 14 Long-Term Debt Facilities Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term A Facility $500 - $500 - - Moody's Ba1 S&P BBB Senior Secured Revolving Facility $1,850 $1,000 $925 $196 $729 Industrial Revenue Bonds $64 - $64 - -

Effective Tax Rate and Cash Taxes • As reported, the effective tax rate was approximately 20.9%. This is lower Q /Q mainly due to higher net losses on financial instruments which are largely on account of the fair value change in interest rate swaps. • Total cash taxes were $6.9MM in Q3 2015 compared to $6.7MM in Q3 2014. • For 2015, estimate our effective tax taxes of approximately $27 million. rate will be approximately 18% and cash 15

Net Income(A) and Adjusted Adjusted Share(A) (“EPS”) Earnings Per (A) Please refer to the definition and explanation of (A) on slide 28. 16 Expense Line Items of Note$U.S (MM)EPS ($)SegmentItem Reported Net Income and EPS (diluted)$22.9$0.21 Transaction and related costs $0.3 - Corporate SG&A Fair value movements in stock options $0.8 $0.01 Corporate SG&A Restricted share expense $0.2 - Corporate SG&A Non-operating and non-recurring expenses - - Corporate SG&A Restructuring expenses $1.3 $0.01 Corporate Net loss on financial instruments $17.6 $0.17 Corporate Net Income tax recovery ($5.4) ($0.05) All Adjusted net income(A) and Adjusted EPS(A) (diluted)$37.7$0.35

Capital Expenditures(E) $U.S. (MM) • $73 On a reported basis, replacement spending of $21MM was lower by approximately $13MM Q /Q. Growth expenditures on a reported basis declined approximately $10MM to $29MM. Replacement spending in our U.S. segments declined approximately $8MM, while replacement expenditures in the North declined approximately $5MM. • Q3 2014 Q3 2015 Growth Replacement (E) Please refer to explanation on slide 32. 17 $39 $50 $29 $34 $21

Flow(B) (E) Free Cash $U.S. (MM) (“FCF”) • Free cash flow(B) increased by $12MM Q /Q. Primary reasons for the change: $59 • • An approximately $23MM decline in capital and landfill asset purchases, net of working capital changes. Adjusted EBITDA(A) was lower by approximately $13MM. FX was a drag of approximately $2MM to free cash flow(B). • • Q3 2014 Q3 2015 FCF (B) Please refer to the definition and explanation of (B) on slide 31. (E) Please refer to explanation on slide 32. 18 $47

Outlook income tax expense (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. 19 2015 Prior Outlook2015 Updated Outlook $U.S. (MM)(USD$0.80/CAD)(USD$0.80/CAD) Impact Revenue$1,925 to $1,945$1,925 to $1,945 Adjusted EBITDA(A) $500 to $515$480 to $485 Adjusted EBITDA(A) margins26.0% to 26.5%24.9% Amortization expense, as a percentage of revenue14.2%13.8% Adjusted operating EBIT(A) $225 to $240$220 to $225 Interest expense$59$60 Effective tax rate as a percentage of income before 22%18% Cash taxes (expressed on an adjusted basis)$30$27 Adjusted net income(A) per diluted share$1.20 to $1.34$1.18 to $1.22 Free cash flow(B) $165 to $180$144 to $149 Capital and landfill expenditures$250$250 Expected annual cash dividend (paid quarterly)C$0.66 per shareC$0.66 per share No change Decrease Decrease Decrease Decrease Increase Decrease Decrease Decrease Decrease No change No change

Q&A

Appendix

Q3 2015 Financial Highlights Q3 2014 Q3 2015 Q/Q Except per share amounts and share counts (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (D) Please refer to the definition and explanation of (D) on slide 32 22 $U.S. MM North(D) West(D) East(D) Total Revenues Adjusted Net Income(A) Reported Net Income Adjusted EPS(A) (diluted) Reported EPS (diluted) Adjusted Operating EBIT(A) Adjusted EBITDA(A) Adjusted EBITDA(A) Margin Adjusted EBITA(A) Free Cash Flow(B) Weighted Average Share Count Total Actual Outstanding Share Count $199.1 $169.8 (14.7%) 154.4 171.6 11.2% 167.7 147.1 (12.3%) $521.2 $488.5 (6.3%) $41.2 $37.7 (8.5%) $40.9 $22.9 (43.9%) $0.36 $0.35 (4.1%) $0.36 $0.21 (41.8%) $68.3 $62.4 (8.6%) $139.8 $127.2 (9.0%) 26.8% 26.0% (0.8%) $81.2 $70.2 (13.6%) $47.3 $58.7 24.1% 114,745 109,302 114,746 109,303

Revenues(1) Q3 2015 $U.S. (MM) Reported and Gross (1) Gross Revenues includes intercompany revenue and the impact of FX. 23 Gross Revenue(1) from Operations Q3 2014Q3 2015 Consolidated $U.S.% of Revenue Consolidated $U.S.% of Revenue Commercial Industrial Residential Transfer and Disposal Recycling Other $178.034.2% 96.318.5% 116.422.3% 186.635.8% 15.93.1% 9.9 1.9% $165.433.9% 89.418.3% 110.622.6% 165.934.0% 13.32.7% 15.4 3.2% Gross Revenues(1) Intercompany $603.1115.8% (81.9)(15.8%) $560.0114.7% (71.5)(14.7%) Revenues $521.2100.0% $488.5100.0% Reported Revenues from Canadian and U.S. Operations Total Reported Revenues Q3/15 $488.5 North(D) West(D) East(D) $169.8 $171.6 $147.1

Q3 2015 Gross Revenue(1) By Service Line and Total Revenues in $U.S. (MM) Canada and U.S. (1) Gross Revenue includes intercompany revenue. 24 CAN U.S. $CAD % total $U.S. % total Commercial Industrial Residential Transfer and Disposal Recycling Other $88.139.6% 40.918.4% 37.516.9% 71.732.3% 8.94.0% 11.95.4% $98.230.8% 58.218.3% 82.025.7% 110.934.8% 6.62.1% 6.21.9% Gross Revenue(1) Intercompany $259.0116.6% (36.8)(16.6%) $362.1113.6% (43.4)(13.6%) Revenues $222.2100.0% $318.7100.0%

EBITDA(A) Reconciliation of Adjusted Flow(B) (E) to Free Cash $U.S. (MM) (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (E) Please refer to explanation on slide 32. (1) Amounts exclude long-term incentive plan compensation. (2) Net of changes in non – cash working capital. 25 Q3 2014 2015 Adjusted EBITDA(A) $139.8 $127.2 Purchase of restricted shares(1) 0.2 - Capital and landfill asset purchases (2) (72.9) (50.3) Proceeds from the sale of capital and landfill assets 1.6 0.6 Landfill closure and post-closure expenditures (1.3) (1.2) Landfill closure and post-closure accretion expense 1.6 1.6 Interest on long-term debt (15.7) (13.1) Non-cash interest expense 0.7 0.8 Current income tax expense (6.7) (6.9) Free Cash Flow(B) $47.3 $58.7

Foreign Currency Translation Sensitivity • We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Although our results are subject to FX movements, we have very little operational FX risk. • (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (1) Refers to one cent change in the U.S. to Canadian dollar exchange rate. Sensitivity based on 2015 outlook at constant currency. 26 $ U.S. (MM) Annual sensitivity to one cent change(1) Revenues $8.6 Adjusted EBITDA(A) $2.8 Adjusted net income(A) $1.0 Free cash flow(B) $1.0

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard and other paper fibers, including newsprint, sorted office paper and mixed paper. • • Other commodities we receive include plastics, aluminum, metals and wood. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. • These fluctuations may affect our consolidated financial condition, results of operations and cash flows. • Our outlook for 2015 reflects prices for recycled commodities consistent with February 2015 levels. 27

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. • • • • • • • • • 28

Non-GAAP Disclosure (cont’d) Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures is important for investors and is used by management to manage its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. • • • • • • 29

Non-GAAP Disclosure (cont’d) Operating income Transaction and related costs Fair value movements in stock options Restricted share expense Non-operating and non-recurring expenses Restructuring expenses Adjusted operating income Net gain on sale of capital and landfill assets Amortization Adjusted EBITDA Amortization of capital and landfill assets Adjusted EBITA $65.5 - 1.6 0.2 1.0 - $68.3 (0.7) 72.2 $59.9 0.3 0.8 0.2 - 1.3 $62.4 (2.2) 67.0 $139.8 (58.6) $127.2 (57.0) $81.2 $70.2 Net Income Transaction and related costs Fair value movements in stock options Restricted share expense Non-operating and non-recurring expenses Restructuring expenses Net (gain) loss on financial instruments Loss on extinguishment of debt Net income tax expense (recovery) Adjusted Net Income $40.8 - 1.6 0.2 1.0 - (2.7) - 0.3 $41.2 $22.9 0.3 0.8 0.2 - 1.3 17.6 - (5.4) $37.7 30 $U.S. MM Q3 2014 2015

Non-GAAP Disclosure (cont’d) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note (B) (A) Please refer to the definition and explanation of (A) on slide 28. (1) Amounts exclude long-term incentive plan compensation. (2) Net of changes in non – cash working capital. 31 Q3 2014 2015 Adjusted EBITDA(A) $139.8 $127.2 Purchase of restricted shares(1) 0.2 - Capital and landfill asset purchases (2) (72.9) (50.3) Proceeds from the sale of capital and landfill assets 1.6 0.6 Landfill closure and post-closure expenditures (1.3) (1.2) Landfill closure and post-closure accretion expense 1.6 1.6 Interest on long-term debt (15.7) (13.1) Non-cash interest expense 0.7 0.8 Current income tax expense (6.7) (6.9) Free Cash Flow(B) $47.3 $58.7

Non-GAAP Disclosure (cont’d) (C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses. Facility costs incurred by our corporate, region and area offices remain in SG&A expense. The reclassification better reflects these costs as costs of our operations and aligns the classification of these costs on a basis consistent with our peers. Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results. (D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure. Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment. The remainder of our previously reported U.S. south segment was renamed our West segment. Our previously reported Canadian segment was renamed the North segment. These segment changes were made to align with our reorganized management structure. The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions. In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West. (E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis. Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period. The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation. 32